

April 10, 2013

<u>Via E-mail</u>
Kamilya Kucherova
Chief Executive Officer, Chief Financial Officer and Director
Translation Group Inc.
311 S Division Street
Carson City, Nevada 89703-4202

> **Re: Translation Group Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 28, 2013**
> **File No. 333-185580**

Dear Ms. Kucherova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to comment 2 in our letter dated March 4, 2013. Please revise the sentence you added regarding your intentions to engage in a merger or acquisition to clarify its meaning as it is unclear as currently written.

<u>Properties, page 23</u>

2. We note you have revised disclosure under this subject heading. Please revise the second sentence under this subject heading to clarify whom the word "their" refers to, as it is unclear from the sentence as revised.

Kamilya Kucherova
Translation Group Inc.
April 10, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney Advisor, at (202) 551-3797, Catherine Brown, Attorney Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Thomas E. Stepp
Stepp Law Corporation